Executed Copy (24 Pages)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

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In the Matter of LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC. LAZARD WORLD DIVIDEND & INCOME FUND, INC. and LAZARD ASSET MANAGEMENT LLC Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) )
AMENDMENT NO. 4 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "ACT") FOR EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

File No. 812-13218

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Lazard Global Total Return and Income Fund, Inc. ("LGI") and Lazard World Dividend & Income Fund, Inc. ("LOR") and their investment adviser, Lazard Asset Management LLC (the "Investment Adviser" and collectively with LGI and LOR, the "Applicants"), hereby apply for an order (the "Order") of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act providing LGI, LOR and each registered closed-end investment company in the future that seeks to rely on the Order advised by the Investment Adviser (including any successor in interest1) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.2  LGI, LOR and, as the context requires, such future investment companies are hereinafter collectively referred to as the "Funds" and separately as a "Fund" or each the "Fund."
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1           A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2           All existing registered closed-end investment companies that currently intend to rely on the requested Order are named as Applicants and any closed-end investment company that relies on the Order in the future will comply with the representations and conditions of the Order, except that such representations will be made in respect of actions by the board of directors of such future fund and will be made at a future time.

I.	Description of Applicants

Each Fund is, or will be, a closed-end management investment company registered under the Act.  LGI's investment objective is total return, consisting of capital appreciation and income.  LOR's investment objective is total return through a combination of dividends, income and capital appreciation.
LGI pursues its investment objective through a combination of two separate investment strategies:  a global equity strategy and an emerging income strategy.  The Investment Adviser seeks to invest substantially all of LGI's net assets (without taking into account LGI's borrowings and other financial leverage) using the global equity strategy.  The Investment Adviser also seeks to obtain exposure to emerging market currencies using the emerging income strategy, but limits such strategy to 33-1/3% or less of LGI's total assets (including borrowings and other financial leverage).  Pursuant to the global equity strategy, LGI invests in a portfolio of approximately 35 to 45 equity securities of companies with a market capitalization of $5 billion or greater at the time of purchase that are domiciled in those countries that comprise the MSCI World Index.  Pursuant to the emerging income strategy, LGI invests in emerging market currencies (primarily by entering into forward currency contracts), or instruments whose value is derived from the performance of an underlying emerging market currency, as well as debt obligations, including government, government agency and corporate obligations and structured notes denominated in emerging market currencies.
LOR pursues its investment objective through a combination of two separate investment strategies:  a world equity strategy and an emerging income strategy.  The Investment Adviser seeks to invest substantially all of LOR's net assets (without taking into account LOR's borrowings and other financial leverage) using the world equity strategy.  The Investment Adviser also seeks to obtain exposure to emerging market currencies using the emerging income strategy, but limits such strategy to 33-1/3% or less of LOR's total assets (including borrowings and other financial leverage).  Pursuant to the world equity strategy, LOR invests in a portfolio of approximately 60 to 90 U.S. and non-U.S. securities consisting primarily of the highest dividend-yielding equity securities of small-, medium- and large-capitalization companies, selected from the current holdings of other accounts managed by the Investment Adviser in relative value strategies.  Pursuant to the emerging income strategy, LOR invests in emerging market currencies (primarily by entering into forward currency contracts), or instruments whose value is derived from the performance of an underlying emerging market currency, as well as debt obligations, including government, government agency and corporate obligations and structured notes denominated in emerging market currencies.
LGI was incorporated under Maryland law on February 2, 2004.  LOR was incorporated under Maryland law on April 6, 2005.  Shares of common stock ("Common Stock") of each of LGI and LOR, par value $.001 per share, are currently listed and traded on the New York Stock Exchange (the "NYSE").  As of the date hereof, LGI and LOR do not intend to issue any shares of preferred stock.
The Investment Adviser, a limited liability company organized under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.  The Investment Adviser acts as investment adviser to LGI and LOR, with responsibility for their overall management.  The Investment Adviser is a subsidiary of Lazard Frères & Co. LLC ("Lazard").  Lazard Ltd, the ultimate parent company of the Investment Adviser and Lazard, has shares that are publicly traded on the NYSE and are held by public stockholders and by current and former managing directors of Lazard Group LLC, the sole member of Lazard and a subsidiary of Lazard Ltd.  In addition to LGI and LOR, the Investment Adviser and its global affiliates currently serve as investment adviser to a number of registered investment companies (or series thereof) and institutional accounts and had in the aggregate approximately $116.5 billion in assets under management as of December 31, 2009.

II.	Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the "Code"), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code shall make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental "clean-up" capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.
The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Funds' proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

III.	Representations of the Applicants

Applicants make the following representations regarding the requested relief:
In connection with meetings of the Boards of Directors (each, the "Board") of LGI and LOR held on June 2, 2009 and August 20, 2009, respectively, the Board, including a majority of the members who are not "interested persons" of LGI or LOR as defined in Section 2(a)(19) of the Act (the "Independent Directors"), requested, and the Investment Adviser provided, such information as was reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy for LGI or LOR, as applicable.  In particular, the Board, including the Independent Directors, reviewed information regarding the purpose and terms of a proposed distribution policy; the relationship between LGI or LOR's distribution rate on its common shares under the policy and its total return (in relation to net asset value per share); whether the rate of distribution would exceed LGI's or LOR's expected total return in relation to its net asset value per share; and any reasonably foreseeable material effects of such policy on LGI's or LOR's long-term total return (in relation to market price and net asset value per share).  The Independent Directors also considered what conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and LGI and LOR might have with respect to the adoption or implementation of such policy.  After considering such information the Board, including the Independent Directors, approved a distribution policy with respect to each of LGI's and LOR's common shares (each, the "Plan") and determined that such Plan is in the best interests of LGI and LOR and their respective common shareholders.
The purpose of LGI's and LOR's Plans is to make fixed periodic distributions to provide steady cash flow to Fund shareholders.  Under each Plan, each of LGI and LOR would distribute to its respective common shareholders a periodic, level distribution as frequently as monthly, based on a fixed amount per share, a fixed percentage of market price or a fixed percentage of net asset value per common share, any of which may be adjusted from time to time.  Under each Plan, the minimum annual distribution rate with respect to LGI's and LOR's common shares would be independent of performance during any particular period but would be expected to correlate with performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of LGI's or LOR's performance for the entire calendar year and to enable it to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the common shares would be at the stated rate then in effect.
Prior to a Fund relying on the Order, the Fund's Board, including a majority of its Independent Directors, will adopt policies and procedures under Rule 38a-1 that:
(i)           are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and
(ii)           require each of the Funds to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.
The records of the actions of the Board of Directors of each Fund summarize the basis for its approval of its Plan, including its consideration of the factors described above.  Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.
Prior to implementing the Plan, the Board of each Fund, including the Independent Directors, will review the factors considered in connection with its approval of the Plan, as well as any changes in such factors since the date of its approval, and will confirm that the Plan is consistent with the Fund's investment objective(s) and policies and in the best interests of such Fund's common shareholders.
In order to rely on the Order a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of directors of such future Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of LGI's and LOR's Plans.  Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its performance over time.

IV.	Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and the Fund's shareholders.
1.	Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of LGI and LOR are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.
An exemption from Rule 19b-1 would benefit shareholders in another way.  Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their net asset value.  In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.  Such a reduction in discount would benefit the Funds' common shareholders along with the Funds.
2.	Each Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).  The same information is, or will be, included in each Fund's annual reports to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).
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3           See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part V below and will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act  prior to relying on the Order to ensure that all required 19(a) Notices and disclosures are sent to shareholders.  Compliance with each Fund's compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information.
Rule 19a-1, the Plans and the compliance policies will ensure that each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or the staff.
3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid:  inappropriate influence on portfolio management decisions.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.
No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.
The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.
4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor's capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.
The Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.
5.	Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental "clean-up" distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.
Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.  To distribute all of a fund's long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.
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4           Returns of capital as used in the application means capital for financial accounting purposes and not for tax accounting purposes.

Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.
Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.
The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.
6.	General

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.
The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.
In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds' distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.	Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.	Compliance Review and Reporting

The Fund's chief compliance officer will (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
2.	Disclosures to Fund Shareholders

(a)           Each 19(a) Notice to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:
(i)           Will provide, in a tabular or graphical format:
(1)           the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
(2)           the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
(3)           the average annual total return in relation to the change in net asset value per common share ("NAV") for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and
(4)           the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;
Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
(ii)           will include the following disclosure:
(1)           "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";
(2)           "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";5 and
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5           The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(3)           "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.";
Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;
(b)           On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:
(i)           describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
(ii)          include the disclosure required by condition 2(a)(ii)(1) above;
(iii)         state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and
(iv)        describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and
(c)           Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.
3.	Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a)           The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;
(b)           The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and
(c)           The Fund will post prominently a statement on its (or the Investment Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.
4.	Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.
5.	Additional Board Determinations for Funds Whose Shares Trade at a Premium

If:
(a)           The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and
(b)           The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;
then:
(i)           At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:
(1)           will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;
(2)           will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:
(A)           whether the Plan is accomplishing its purpose(s);
(B)           the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common  shares; and
(C)           the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and
(3)           based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and
(ii)           The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.
6.	Public Offerings

The Fund will not make a public offering of the Fund's common shares other than:
(a)           a rights offering below NAV to holders of the Fund's common shares;
(b)           an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or
(c)           an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:
(i)           the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date6, expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;6 and
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6           If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

(ii)           the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.
7.	Amendments to Rule 19b-1

The requested Order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.	Applicable Precedent

The Commission has granted relief substantially similar to that requested herein to ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund and ING Clarion Real Estate Securities, L.P., Rel. No. 28329 (July 8, 2008) (notice) and Rel. No. 28352 (Aug. 5, 2008) (order); The Mexico Fund, Inc. and Impulsora del Fondo Mexico, S.C., Rel. No. 28332 (July 17, 2008) (notice) and Rel. No. 28357 (Aug. 12, 2008) (order); Cohen & Steers Advantage Income Realty Fund, Inc., et al., Rel. No. 28341 (July 24, 2008) (notice) and Rel. No. 28358 (Aug. 19, 2008) (order); DNP Select Income Fund Inc., et al., Rel. No. 28348 (July 31, 2008) (notice) and Rel. No. 28368 (Aug. 26, 2008) (order); John Hancock Income Securities Trust, et al., Rel. No. 28372 (Aug. 29, 2008) (notice) and Rel. No. 28389 (order) (Sept. 24, 2008); Calamos Convertible Opportunities and Income Fund, et al., Rel. No. 28435 (Oct. 7, 2008) (notice) and Rel. No. 28483 (Nov. 4, 2008) (order); Boulder Total Return Fund, Inc., et al., Rel. No. 28442 (Oct. 20, 2008) (notice) and Rel. No. 28486 (Nov. 17, 2008); The Zweig Total Return Fund, Inc., et al., Rel. No. 28441 (Oct. 20, 2008) (notice) and Rel. No. 28485 (Nov. 17, 2008) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Rel. No. 28579 (Jan. 6, 2009) (notice) and Rel. No. 28611 (Feb. 3, 2009) (order); SunAmerica Focused Alpha Growth Fund, Inc., et al., Rel. No. 28578 (Jan. 6, 2009) (notice) and Rel. No. 28612 (Feb. 3, 2009) (order); Eaton Vance Enhanced Equity Income Fund, et al., Rel. No. 28616 (Feb. 10, 2009) (notice) and Rel. No. 28643 (March 10, 2009) (order); BlackRock International Growth and Income Trust, et al., Rel. No. 28690 (April 7, 2009) (notice) and Rel. No. 28719 (May 5, 2009) (order); Reaves Utility Income Fund and W.H. Reaves & Co., Inc., Rel. No. 28818 (July 14, 2009) (notice) and Rel. No. 28843 (Aug. 11, 2009) (order); Clough Global Allocation Fund, et al., Rel. No. 28850 (Aug. 24, 2009) (notice) and Rel. No. 28904 (Sept. 21, 2009) (order); Alpine Global Dynamic Dividend Fund, et al., Rel. No. 28897 (Sept. 4, 2009) (notice) and Rel. No. 28937 (Sept. 30, 2009) (order); Evergreen Income Advantage Fund, et al., Rel. No. 28938 (Sept. 30, 2009) (notice) and Rel. No. 28985 (Oct. 27, 2009) (order); Pioneer Diversified High Income Trust, et al., Rel. No. 28947 (Oct. 16, 2009) (notice) and Rel. No. 28995 (Nov. 10, 2009) (order); First Trust/Aberdeen Global Opportunity Income Fund, et al., Rel. No. 29163 (Feb. 26, 2010) (notice) and Rel. No. 29189 (March 24, 2010) (order); and RMR Real Estate Income Fund, et al., Rel. No. 29178 (March 23, 2010) (notice) and Rel. No. 29213 (April 20, 2010) (order).

VII.	Procedural Compliance

At a Board meeting held on June 2, 2009, the Board of LGI adopted the following resolutions authorizing the execution and filing of this Application.
"RESOLVED, that Lazard Global Total Return and Income Fund, Inc. (the "Fund") apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Fund to make additional periodic long-term capital gains distributions to holders of the Fund's common stock in any one taxable year and make such amendments to such application as the officers of the Fund, upon advice of counsel, deem necessary and appropriate; and
RESOLVED, that the President, the Treasurer, the Secretary and any Assistant Secretary be, and each of them hereby is, authorized to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same approves, such execution thereof to be conclusive evidence of such approval."
At a Board meeting held on August 20, 2009, the Board of LOR adopted the following resolutions authorizing the execution and filing of this Application.
"RESOLVED, that Lazard World Dividend & Income Fund, Inc. (the "Fund") apply to the Securities and Exchange Commission, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting the Fund to make additional periodic long-term capital gains distributions to holders of the Fund's common stock in any one taxable year and make such amendments to such application as the officers of the Fund, upon advice of counsel, deem necessary and appropriate; and
RESOLVED, that the President, the Treasurer, the Secretary and any Assistant Secretary be, and each of them hereby is, authorized to execute and cause to be filed the application and any amendments thereto hereinabove authorized in such form as the officer executing the same approves, such execution thereof to be conclusive evidence of such approval."
Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so; that under the provisions of the charter or limited liability company agreement of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its Board of Directors; and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.
These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A and B.
Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:
1.           (a)  The address of each of the Applicants is as follows:
30 Rockefeller Plaza
New York, New York  10112-6300
Contact:  Brian D. Simon, Esq.

(b)  Any questions regarding this Application should be directed to:

Janna Manes, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
212.806.6141

VIII.	Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for a periodic, level distribution based on a fixed amount per share, a fixed percentage of market price or a fixed percentage of the Fund's net asset value per common share.

LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC. LAZARD WORLD DIVIDEND & INCOME FUND, INC.

By: /s/ Tamar Goldstein
Name: Tamar Goldstein Title: Assistant Secretary

LAZARD ASSET MANAGEMENT LLC

By: /s/ Nathan A. Paul
Name: Nathan A. Paul Title: Managing Director

Dated: May 5, 2010

EXHIBIT INDEX
		Page
A.	Verification of Lazard Global Total Return and Income Fund, Inc and Lazard World Dividend & Income Fund, Inc………………………………………………………...........................................................................................................................................................................	23

B.	Verification of Lazard Asset Management LLC...................................................................................................................................................................................	24

EXHIBIT A

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has executed the attached Amendment, dated May 5, 2010, for and on behalf of Lazard Global Total Return and Income Fund, Inc. and Lazard World Dividend & Income Fund, Inc. (the "Funds"); that she is the Assistant Secretary of each Fund; and that all action by the Funds' Boards of Directors necessary to authorize deponent to execute and file such amended Application has been taken.  The undersigned further states that she is familiar with such amended Application and the contents of such amended Application, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Tamar Goldstein
Tamar Goldstein Assistant Secretary

EXHIBIT B

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has executed the attached Amendment, dated May 5, 2010, for and on behalf of Lazard Asset Management LLC; that he is a Managing Director of such entity; and that all action by the Directors necessary to authorize deponent to execute and file such amended Application has been taken.  The undersigned further states that he is familiar with such amended Application and the contents of such amended Application, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Nathan A. Paul
Nathan A. Paul Managing Director